Filed by GX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GX Acquisition Corp.

Commission File No.: 001-38914

The following communication was made available by Dr. Robert Hariri, M.D., Ph.D., Chairman and Chief Executive Officer of Celularity Inc., on Twitter on May 14, 2021.

Dr. Hariri's interview can be found at https://finance.yahoo.com/video/celularity-looks-advance-cellular-therapies-194948672.html. The following is a transcript of the interview.

ALEXIS CHRISTOFOROUS: The clinical stage biotech company Celularity has joined forces with Palantir, introducing artificial intelligence into its pursuit of cancer treatments with patented cellular medicine. The company is also going through a de-SPACing process, which is really just the next step in merging with a SPAC. Joining us now is Dr. Robert Hariri, Celularity CEO. We're also joined by our health care correspondent, Anjalee Khemlani.

Dr. Hariri, good to have you here on the show. Let's start with this partnership with Palantir. What will you be able to do now that you've partnered with this company? And I'm also curious if they've taken an equity stake in Celularity.

ROBERT HARIRI: Well, first of all, thank you very much for having me. As you know, Palantir is an absolute world leader in the creation of software systems that compile data, decisions, operational information, and help companies create efficiencies that heretofore didn't exist. So in our industry, cellular medicine is still, to be quite candid, in its infancy.

There's a tremendous amount to be learned by interrogating the biology of the source material that comprises the cellular medicines and also understanding the biological activity-- the the performance in manufacturing, the performance clinically, and then using that data to make decisions about selecting products for different diseases, how to administer them, and ultimately, how to present them to the regulatory community for things like registrations.

ANJALEE KHEMLANI: Dr, Anjalee here. So let's talk about that, because, obviously, the idea of AI in health care is really growing. And different companies have tried different ways. We know that IBM Watson Health, for example, struggled in some ways. So what makes this different? And what specifically are you hoping to get out of it that can actually help the end consumer?

ROBERT HARIRI: Certainly. And I want to also mention that we're very fortunate that Palantir not only decided to work with us as a company in cellular medicine, but they also, in fact, have an interest in participating as an equity owner of the company, which as you know is quite valuable to us. So first and foremost, the field of artificial intelligence and machine learning has first been deployed in the genomic sphere, where it's been used to help interrogate these enormous data sets that come with every cellular medicine.

The genomics tools that are available today to understand what genes are responsible for what diseases and so on and so forth is extremely helpful information to a company like ours that is developing immunotherapy products that treat different cancers, as well as products to treat degenerative diseases, infectious diseases, and so on. What Palantir brings to this relationship is the ability to work with enormous data sets and help us begin to decipher what's important, what's meaningful for us as we determine which product to take into which disease, and what's potentially predictive of the activity-- the biological activity in patients.

So as you know, we're very focused on accelerating the time to develop products that can be registered by the FDA. We're also looking at using tools like real world data to help create efficiencies around developing those products. And we also need to build a large and capable data system which can accommodate enormous numbers of, for example, donor cell lines. Every donor comprises a unique genome, and the ability to manage that enormous data set is something that our industry can dramatically benefit from.

ANJALEE KHEMLANI: Absolutely-- well, definitely a lot of interest in the space right now. Let's go back to the structure, though, of the company right now. Obviously, you went through a SPAC, you're going through a de-SPAC process right now. It's really a lot of interest in that area. So let's talk about that. What is the de-SPACing process like--

ROBERT HARIRI: As you know--

ANJALEE KHEMLANI: In this market?

ROBERT HARIRI: As you know, we chose a pathway to become a public company by merging with a special purpose acquisition corporation that had very, very similar philosophies to ours as how to build a world leader in cellular medicine. The process of de-SPACing involves that special purpose acquisition corporation achieving their shareholder agreement and vote to consummate the merger and then to transition our equity owners into equity owners in the new corporation.

We anticipate that this process will take the next several weeks. And we hope to have completed and closed the transaction sometime in June.

KRISTIN MYERS: Doctor, I want to ask you a little bit about the work that you guys are doing over Celularity. I think so many people pointed to the pandemic as having a lot of wins, at least when it came to the medical community, but also research and development, when it came to pharmaceuticals, and treating diseases, and coming up with new treatments. Curious to know if there's any, perhaps, wins or lessons from the pandemic that can be applied to a lot of the work that you guys are doing at Celularity.

ROBERT HARIRI: That's a fantastic question. We actually saw this, obviously, as a call to action-- an emergent call to action. But we also saw it as a great opportunity to introduce cellular medicine products, namely immunotherapeutic products, into the management and treatment of viral illnesses. And as you may know, Celularity was the first company to receive acceptance of our investigational new drug application using our natural killer cells to seek out and destroy virally-infected cells.

What that basically means is that there may be a potential avenue in the future to move away from treating viral illnesses with antiviral agents, which tend to be anti-metabolic agents, to actually augmenting a patient's immune system so they can put up a better fight against the threat. Now, in the case of COVID, we were able to identify the virus, but COVID-19 might, in fact, be a dress rehearsal for the next pandemic.

And the next pandemic may be with a virus or other infectious agent that we don't identify. So if you have a generic, active immunotherapeutic that helps protect the patient from a viral illness, that might be applicable across the range of known and unknown viral pathogens. And I think that that's a very meaningful place for immunotherapy to move in the future.

ALEXIS CHRISTOFOROUS: All right, we're going to have to leave it there-- Dr. Robert Harari, Celularity CEO Thanks so much for joining us.

Additional Information and Where to Find It

GX Acquisition Corp. (“GX”) has filed a registration Statement with the SEC on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement to be distributed to holders of GX’s common stock in connection with GX’s solicitation of proxies for the vote by GX’s stockholders with respect to a proposed business combination (the “Business Combination”) between GX and Celularity Inc. (“Celularity”) and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to Celularity’s stockholders in connection with the Business Combination. After the Registration Statement has been declared effective, GX will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the Business Combination set forth in the Registration Statement. GX’s stockholders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement / prospectus contained therein, and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with GX’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about GX, Celularity and the Business Combination. Stockholders may also obtain a copy of the preliminary proxy statement/prospectus or, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by GX, without charge, at the SEC’s website located at www.sec.gov or by directing a request to GX Acquisition Corp., 1325 Avenue of the Americas, 25th Floor, New York, NY 10019.

Participants in the Solicitation

GX and its directors and officers may be deemed participants in the solicitation of proxies of GX’s stockholders in connection with the Business Combination. GX’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GX in GX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 4, 2021, GX’s Definitive Proxy Statement on Schedule 14A, which was filed with the SEC on December 4, 2020, the Registration Statement, which was initially filed with the SEC on January 25, 2021 and amended on March 29, 2021 and April 23, 2021, including the preliminary proxy statement/prospectus contained therein, and GX’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 14, 2021.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GX’s stockholders in connection with the Business Combination and other matters to be voted upon at the special meeting will be set forth in the registration statement for the Business Combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination is included in the Registration Statement for the Business Combination.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Celularity, the combined company or GX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward Looking Statements

This communication contains, or incorporates by reference, “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements regarding GX’s, GX’s management team’s, Celularity’s and Celularity’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “can,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “strive,” “target,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this communication may include, for example: (i) the ability to consummate the Business Combination, (ii) the expected benefits of the Business Combination; (iii) the financial and business performance of Celularity, (iv) the inability to complete the PIPE Investment; (v) the success and timing of Celularity’s cellular therapeutic development activities and initiating clinical trials; (vi) the success and timing of Celularity’s planned clinical trials; (vii) Celularity’s ability to obtain and maintain regulatory approval of any of Celularity’s therapeutic candidates; (viii) Celularity’s plans to research, discover and develop additional therapeutic candidates, including by leveraging genetic engineering and other technologies and expanding into additional indications; (ix) Celularity’s ability to expand its manufacturing capabilities, and to manufacture Celularity’s therapeutic candidates and scale production; (x) Celularity’s ability to meet certain milestones; (xi) changes in Celularity’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; (xii) the implementation, market acceptance and success of Celularity’s business model; (xiii) developments and projections relating to Celularity’s competitors and industry; (xiv) the impact of health epidemics, including the COVID-19 pandemic, on Celularity’s business and the actions Celularity may take in response thereto; (xv) Celularity’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others; (xvi) expectations regarding the time during which GX will be an emerging growth company under the JOBS Act; (xvii) Celularity’s future capital requirements and sources and uses of cash; (xviii) Celularity’s ability to obtain funding for its operations; (xix) Celularity’s business, expansion plans and opportunities; and (xx) the outcome of any known and unknown litigation and regulatory proceedings. These forward-looking statements are based on information available as of the date of this communication, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. These risks and uncertainties may be amplified by the COVID- 19 pandemic, which has caused significant economic uncertainty. If any of these risks materialize or underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither GX nor Celularity presently know, or that GX or Celularity currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect GX’s and Celularity’s expectations, plans, or forecasts of future events and views as of the date of this communication. GX and Celularity anticipate that subsequent events and developments will cause GX’s and Celularity’s assessments to change. Accordingly, forward-looking statements should not be relied upon as representing GX’s or Celularity’s views as of any subsequent date, and GX does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Additional risks and uncertainties are identified and discussed in GX’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

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